Mail Stop 4561

      June 29, 2005



Terry G. Roussel
President
Cornerstone Realty Fund, Inc.
4590 MacArthur Blvd., Suite 610
Newport Beach, California  92660

Re:	Cornerstone Realty Fund, Inc.
      Amendment Nos. 2 and 3 to Registration Statement on Form S-
11
      Filed May 25, 2005 and June 6, 2005
      Registration No. 333-121238

Dear Mr. Roussel:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from your response to comment 1 that you believe the NCREIF index is relevant to illustrating the volatility of traded real estate companies. However, the current disclosure may suggest to investors that NCREIF is a proxy for the performance of non-traded real estate companies, and we do not believe that it is proper to use
NCREIF for these purposes. Please revise your disclosure accordingly. We specifically refer you to the first two sentences in the penultimate paragraph on page 6. Also, please revise your disclosure to indicate, if true, that you will purchase investment grade properties. Finally, if you retain references to the volatility of publicly traded REITs, please balance that disclosure with disclosure clarifying that investors in non-traded REITs will not realize appreciation in the value of the portfolio, if any, until the company liquidates.

2. We note your response to our comment 3. We also note that your advisor will invest $200,000 in Cornerstone Operating Partnership, L.P. units in exchange for limited partnership interest. Provide us with your analysis with respect to the potential for the integration of the offers and sales of the limited partnership interests and the public offering of common stock, including a discussion of any relevant staff interpretations.

Prospectus Cover Page

3. We have read your response to comment 6. We continue to believe that your cover page contains information that is better suited for the prospectus summary or the body of the prospectus. Please further reduce the amount of information on the cover page by eliminating the bullet points that describe the attributes of the properties you expect to acquire. We note that the same disclosure appears on the first page of the prospectus summary. See Item 501(b) of Regulation
S-K and Item 1 of Industry Guide 5.

4. We note your disclosure indicating that if you sell the minimum, the offering may continue until _____, 2005. The 2005 date appears to be in error. Please revise or advise.

Prospectus Summary

Our REIT Status, page 4

5. Please revise the summary to state that you have received an opinion of counsel regarding your REIT status.

Questions and Answers About This Offering, page 6

What fees and reimbursements will your advisor and its affiliates receive in connection with this offering?, page 9

6. We have read your response to comment 8. Please revise the ninth bullet point on page 10 to state the maximum property disposition fee, rather than the expected fee.

7. Please explain what you mean in the fifth bullet point on page
10
when you state that property acquisitions fees equal 2% of gross offerings proceeds from your primary offering, but which could be as much as 2% of gross offering proceeds.

Estimated Use of Proceeds, page 33

8. In light of the fact that you have a 2% - 5% range for your organization and offering expenses, please explain why you use 3% offering expenses for the minimum offering amount and 2% offering expenses for the mid-point and maximum offering amounts. Alternatively, revise your table to state the maximum expense amount, rather than the estimated amount.

Investment Objectives and Acquisition Policies, page 59

9. Refer to comment 15. We note your supplemental copy of the Torto
Wheaton Research report and are unable to locate support for your assertion on page 60 that Northern New Jersey is one of the ten largest metropolitan markets in the United States based on population and economic data. Please revise or advise. Also, please supplementally tell us whether all or any of the Torto Wheaton Research report is publicly available, and if so, how? If not, file the expert`s consent pursuant to Rule 436.

Appendix A, page A-1

10. Please revise your Subscription Agreement at the bottom of page 7 to clearly identify the documents that are covered by the consent to electronic delivery.

Exhibit 8.1 - Tax Opinion

11. We are unable to locate the requested revision to your tax opinion. Please advise or revise.

  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Kristi Beshears, Accountant, at (202) 551-
3429
or Linda Van Doorn, Senior Assistant Chief Accountant, at (202)
551-
3498 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3780 with any
other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director

cc:	Karen Winnett, Esq. (via facsimile)
      Preston Gates & Ellis LLP


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Terry G. Roussel
Cornerstone Realty Fund, Inc.
June 29, 2005
Page 4